Exhibit 99.1

Pinduoduo Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PDD)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Pinduoduo Inc. (the “Company”) will be held via teleconference and Internet on July 22, 2020 at 9:00 a.m. (China Standard Time), for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. THAT Mr. Zheng Huang be re-elected as a director of the Company;

2. THAT Mr. Haifeng Lin be re-elected as a director of the Company;

3. THAT Mr. Nanpeng Shen be re-elected as a director of the Company;

4. THAT Dr. Qi Lu be re-elected as a director of the Company;

5. THAT Mr. George Yong-Boon Yeo be re-elected as a director of the Company;

6. THAT Mr. Anthony Kam Ping Leung be re-elected as a director of the Company; and

7. THAT Mr. Lei Chen be elected as a director of the Company.

The meeting will also transact any other business properly brought before the meeting.

The board of directors of the Company has fixed the close of business on July 1, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, attend, and to vote at, the AGM or any adjournment or postponement thereof. Holders of record of our ordinary shares at the close of business on the Record Date are entitled to receive notice of, attend, and to vote at, the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program to exercise their voting rights for the underlying ordinary shares. A live webcast of the AGM will be accessible via Internet by beneficial owners of the Company’s ADSs, subject to the Company’s verification of their identification and due authorization. Such beneficial owners may not speak at the meeting.

Instruction on access to the AGM and the proxy statement are provided, together with this notice.

Holders of the Company’s ordinary shares or ADSs may access the Company’s annual report on Form 20-F for the year ended December 31, 2019 on the investor relations section of our website at http://investor.pinduoduo.com/.

By Order of the Board of Directors,
Pinduoduo Inc.

/s/ Andre Jianchong Zhu
Andre Jianchong Zhu
General Counsel

Shanghai, China
July 2, 2020